                                                                EXHIBIT b(1)(b)


                       FIRST AMENDMENT TO THE BY-LAWS OF
                        AIM SPECIAL OPPORTUNITIES FUNDS
                          (A DELAWARE BUSINESS TRUST)

                           ADOPTED SEPTEMBER 26, 1998


         The By-Laws of AIM Special Opportunities Funds are hereby amended as follows:

         WHEREAS, Article VIII, Section 1 authorizes the Board of Trustees to amend these By-laws;

         NOW THEREFORE BE IT RESOLVED, that Article II, Section 1 of the Fund's By-Laws is hereby amended to read in its entirety as follows:

                  "Section 1. Number. The number of Trustees shall initially be three (3), and thereafter shall be such number as shall be fixed from time to time by resolution of the Board of Trustees, provided, however that the number of Trustees shall in no event be less than three (3) nor more than fifteen
                  (15)."